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                                                                    EXHIBIT 12.1

                       AFFILIATED COMPUTER SERVICES, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                             1997          1998          1999          2000             2001
                                                          ----------    ----------    ----------    ----------       ----------
Income before income taxes                                $   83,570    $   94,092    $  145,537    $  195,270       $  221,060

Less:  Minority interest                                          --           882           360           (84)          (1,230)
Less:  Capitalized interest                                     (300)          (33)         (225)           --               --

Interest and related charges on debt (a)                       7,121        12,059        17,594        23,979           23,742
Portions of rentals representative of interest (b)            21,497        23,271        27,383        30,349           26,591
                                                          ----------    ----------    ----------    ----------       ----------
  Total fixed charges included in net income                  28,618        35,330        44,977        54,328           50,333

Earnings available for fixed charges                         111,888       130,271       190,649       249,514          270,163
                                                          ==========    ==========    ==========    ==========       ==========

Fixed charges:

Fixed charges included in net income                          28,618        35,330        44,977        54,328           50,333
Interest capitalized during the period                           300            33           225            --               --
                                                          ----------    ----------    ----------    ----------       ----------
  Total fixed charges                                         28,918        35,363        45,202        54,328           50,333
                                                          ==========    ==========    ==========    ==========       ==========

Ratio of earnings to fixed charges                               3.9           3.7(c)        4.2           4.6(c)           5.4
                                                          ==========    ==========    ==========    ==========       ==========

(a) Interest and related charges on debt consists of interest expense, capitalized interest and amortization of debt issuance costs.

(b) Portion of rentals representative of interest is estimated to be one-third of rental expense.

(c) For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes and extraordinary items plus fixed charges. Fixed charges consist of interest expense, amortization of debt issue costs and a portion of rental expense representative of interest. For fiscal year 1998, if the merger costs of $13.0 million ($8.9 million, net of tax) referred to in Note 1 were excluded, the ratio of earnings to fixed charges would have been 4.0. For fiscal year 2000, if the net non-operating gains of $13.9 million ($1.1 million, net of tax) referred to in Note 1 and the $3.0 million of accelerated expenses in connection with the consolidation of certain business process outsourcing operations were excluded, the ratio of earnings to fixed charges would have been 4.4.